UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMPERIAL HOLDINGS, INC.

(Name of issuer)

Common Stock

(Title of class of securities)

452834104

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 452834104	Page 2 of 8 Pages

(1)	Names of reporting persons Branch Office of Skarbonka Sp. z o. o.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 (see Item 4)
(6) Shared voting power 0* (see Item 4)
(7) Sole dispositive power 0 (see Item 4)
(8) Shared dispositive power 0* (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person 0* (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%* (see Item 4)
(12)	Type of reporting person (see instructions) CO

* As of December 31, 2011, the Reporting Person named above had shared voting power and shared dispositive power over 1,272,727, or 6.0%, of the Issuer’s common shares (based on 21,202,614 common shares outstanding stated in the Issuer’s Form 10-Q filed with the SEC on November 14, 2011). However, since December 31, 2011, the Reporting Persons named in this Schedule 13G amendment have disposed of all of the Issuer’s shares, and thus no longer have shared voting power or shared dispositive power over any of the Issuer’s common shares.

SCHEDULE 13G

CUSIP No. 452834104	Page 3 of 8 Pages

(1)	Names of reporting persons Chase Ridge Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 (see Item 4)
(6) Shared voting power 0* (see Item 4)
(7) Sole dispositive power 0 (see Item 4)
(8) Shared dispositive power 0* (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person 0* (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%* (see Item 4)
(12)	Type of reporting person (see instructions) CO

* As of December 31, 2011, the Reporting Person named above had shared voting power and shared dispositive power over 1,272,727, or 6.0%, of the Issuer’s common shares (based on 21,202,614 common shares outstanding stated in the Issuer’s Form 10-Q filed with the SEC on November 14, 2011). However, since December 31, 2011, the Reporting Persons named in this Schedule 13G amendment have disposed of all of the Issuer’s shares, and thus no longer have shared voting power or shared dispositive power over any of the Issuer’s common shares.

SCHEDULE 13G

CUSIP No. 452834104	Page 4 of 8 Pages

(1)	Names of reporting persons Joseph Lewis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 (see Item 4)
(6) Shared voting power 0* (see Item 4)
(7) Sole dispositive power 0 (see Item 4)
(8) Shared dispositive power 0* (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person 0* (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%* (see Item 4)
(12)	Type of reporting person (see instructions) IN

* As of December 31, 2011, the Reporting Person named above had shared voting power and shared dispositive power over 1,272,727, or 6.0%, of the Issuer’s common shares (based on 21,202,614 common shares outstanding stated in the Issuer’s Form 10-Q filed with the SEC on November 14, 2011). However, since December 31, 2011, the Reporting Persons named in this Schedule 13G amendment have disposed of all of the Issuer’s shares, and thus no longer have shared voting power or shared dispositive power over any of the Issuer’s common shares.

Page 5 of 8 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on (the “Original Filing”) with respect to Branch Office Skarbonka Sp. z o. o. (“Branch Office”), Chase Ridge Ltd. (“Chase Ridge”) and Joseph Lewis (together with Branch Office and Chase Ridge, the “Reporting Persons”). Amendment No. 1 amends and restates the Original Filing, unless otherwise noted. This Amendment No. 1 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Reporting Persons.

Item 1(a).	Name of Issuer:

Imperial Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

701 Park of Commerce Boulevard, Suite 301
Boca Raton, Florida 33487

Item 2(a).	Name of Person Filing:

This statement is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k)(1). Joseph Lewis indirectly controls both Branch Office and Chase Ridge.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Branch Office is:

56, rue Charles Martel
L-2134 Luxembourg
Grand Duchy of Luxembourg

The principal business address of Chase Ridge and Joseph Lewis is:

c/o Cay House
P.O. Box N-7776
E.P. Taylor Drive
Lyford Cay, New Providence, Bahamas

Item 2(c).	Citizenship:

Branch Office is the Luxembourg branch of Skarbonka Sp. z o. o., a company organized under the laws of Poland, which has been established under the laws of Luxembourg and registered with the Luxembourg Trade and Companies Register. Chase Ridge is an international business corporation organized under the laws of the Bahamas. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 (the “Shares”)

Item 2(e).	CUSIP Number:

452834104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 6 of 8 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

0* Shares

(b)	Percent of class:

  0.0%*

(c)	Number of Shares as to which the Reporting Persons have:

(i)	Sole power to vote or direct the vote:

0*

(ii)	Shared power to vote or to direct the vote:

0*

(iii)	Sole power to dispose or direct the disposition of:

0*

(iv)	Shared power to dispose or to direct the disposition of:

0*

* As of December 31, 2011, the Reporting Persons had beneficial ownership over 1,272,727, or 6.0%, of the Shares (based on 21,202,614 Shares outstanding stated in the Issuer’s Form 10-Q filed with the SEC on November 14, 2011). However, since December 31, 2011, the Reporting Persons have disposed of all of the Shares which they owned. Branch Office and Chase Ridge each had shared voting power and shared dispositive power with regard to the 1,272,727 Shares held by Chase Ridge, and Joseph Lewis has shared voting power and shared dispositive power with regard to the 1,272,727 Shares held by Chase Ridge.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Branch Office had the right to receive dividends and the proceeds from the sale of the Shares beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 7 of 8 Pages

Item 10.	Certification.

Not applicable.

Exhibits

1	Joint Filing Agreement, dated February 18, 2011, between the Reporting Persons

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012	BRANCH OFFICE OF SKARBONKA SP. Z O. O.

	By:	/s/ John Kleynhans
	Name:	John Kleynhans
	Title:	Permanent Representative

CHASE RIDGE LTD.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Director

JOSEPH LEWIS

By:	/s/ Joseph Lewis
Name:	Joseph Lewis, Individually